

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

> **Re: Evogene Ltd.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted August 22, 2013**
> **CIK number 0001574565**

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated July 24, 2013 and have the following additional comments.

General

1. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Capitalization, page 29

2. We note from the disclosure in the second bullet point on page 29 that you will complete a reverse stock split immediately prior to the closing of the offering. Please revise your earnings per share and related disclosures throughout the registration statement to give retrospective effect to this reverse stock split. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

June 30, 2013 Interim Financial Statements, page F-34

Consolidated Balance Sheets, page F-34

3. We note the presentation of your financial position at June 30, 2013 and June 30, 2012. Please revise to present comparative information at your most recently completed fiscal year, or December 31, 2012. Refer to the guidance outlined in IAS 34, paragraph 20.

Note 6. Subsequent Event, page F-48

4. Please revise Note 6 to disclose the exercise prices of the options granted on July 17, 2013 in US dollars, your reporting currency. Also, please revise Note 6 to disclose the method and significant assumptions used to determine the fair value of these stock based compensation grants.

Item 7. Recent Sales of Unregistered Securities

5. Please revise to provide the correct exercise price converted to US Dollars on August 20, 2013. In this regard, we note that the exercise prices in US Dollars appear to have been converted at a rate of $1USD = NIS 3.62 rather than the disclosed exchange rate of 3.568. Also, please revise your disclosure in Item 7 to disclose the number and specific terms of the options granted on July 17, 3013 as disclosed in Note 6 to your interim financial statements.

    You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel

cc: Via E-mail
        Joshua G. Kiernan, Esq.